Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE American: CMCL; AIM: CMCL; TSX: CAL)

Exercise of share options

St Helier, August 23, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that it has issued and allotted 18,600 common shares of no par value each in the Company pursuant to the exercise of share options (the “Option Shares”).

Application will be made by Caledonia for the Option Shares to be admitted in the form of depositary interests to trading on AIM and it is anticipated that trading in such securities will commence on 29 August 2017.

Following issue of the Option Shares, the Company will have a total number of shares in issue of 10,552,473 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204